Exhibit (g)(1)

Memorandum

Date:	October 30, 2007

Re:	Update Q&A

1.	Why has timing changed to 1Q2008 from end of year

•
As the Securities Industry Council (the "SIC") has confirmed that the provisions of the Singapore Code on Take-overs and Mergers (the “Code”) are applicable to the proposed scheme of arrangement (the "Scheme"), we will need to meet additional requirements under the Code, including, among other things, (i) the appointment of an independent financial advisor ("IFA"), to advise the independent directors of ASE Test on the Scheme, and (ii) the review by our accountants and the IFA of the interim financial statements and financial projections included in the scheme document. Given these additional requirements under the Code, together with the expected time required for U.S. SEC process with respect to the filing of the Schedule 13E-3 transaction statement, we currently expect the closing of this transaction to occur during the first quarter of 2008.

2.	What exemptions did you receive from the Code?

•	We have received exemptions from Rules 14, 15, 16, 17, 20.1, 21, 22, 28, 29 and 33.2, and Note 1(b) on Rule 19 of the Code, subject to the conditions described in the press release.

•	These exemptions are standard for a Singapore scheme of arrangement because these exempted rules relate to tender offers and are not relevant in the context of a scheme of arrangement.

3.	What conditions is the grant of the standard exemptions subject to and do you expect that such conditions will be met?

•
 The grant by the SIC of the above standard exemptions is subject to the following conditions: (1) that ASE Test shareholders who are parties acting in concert with ASE Inc. abstain from voting on the Scheme; (2) that directors of ASE Test who are also directors of ASE Inc. abstain from making a recommendation on the Proposed Scheme to shareholders of ASE Test; (3) that ASE Test appoint an independent financial adviser to advise ASE Test shareholders on the Scheme; and (4) that ASE Inc. consult with the SIC prior to invoking any of the conditions to its consummation of the Scheme.

•	We anticipate that these conditions will be met.

4.	What are the events with respect to the timeline going forward?

•
We would like to complete this transaction as quickly as possible, and currently expect the transaction to close during the first quarter of 2008. However, the transaction is subject to the approval by shareholders of ASE Test and other closing conditions, and there can be no assurance that the transaction will close in the expected timeframe or at all.

•
We are preparing a Schedule 13E-3 transaction statement, which will contain the disclosure document for the Scheme (the "Scheme Document"). The Schedule 13E-3 transaction statement will be filed with the U.S. SEC.

•	The final Scheme Document, providing details on the transaction, will be mailed to shareholders of ASE Test.

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5.	What part of the first quarter do you anticipate closing?

•
The timing is contingent upon the U.S. SEC process with respect to the Schedule 13E-3 transaction statement, the receipt of all regulatory approvals and other events that may be beyond our control. We are therefore unable to provide greater clarity on timing at this time.

6.	Why is there another IFA involved? How is the IFA's role different from that of Lehman Brothers Inc.?

•
Lehman Brothers was engaged as the financial advisor to the special committee of ASE Test.  Lehman Brothers assisted the special committee in reviewing, evaluating, negotiating and considering the Scheme and rendered an opinion to the special committee that, as of September 4, 2007, from a financial point of view, the scheme consideration to be received by the unaffiliated ASE Test shareholders in the scheme was fair to such ASE Test shareholders.

•
Because the SIC has confirmed subsequent to the announcement of this transaction that the Code generally applies to the Scheme, ASE Test is required under the Code to engage an IFA to advise the independent directors of ASE Test on the Scheme.  The role of an IFA under the Code is more limited than the role of Lehman Brothers, the financial advisor to the special committee of ASE Test.  In accordance with the terms of its engagement, Lehman Brothers not only advised as to the fairness of the scheme consideration to unaffiliated ASE Test shareholders, but also assisted the special committee in its negotiations with ASE Inc.  In contrast, an IFA's primary role is to render an opinion on the scheme consideration after it has been agreed between the parties.

7.	Why is ASE Inc. issuing the "no price increase" statement at this time?

•
ASE Inc. is aware of investor inquiries regarding the terms of the scheme, including the scheme consideration.  ASE Inc. is issuing the “no price increase” statement to make clear that it has no intention to, and will not, raise the scheme consideration.  ASE Inc. believes that the scheme consideration represents an attractive and fair price and, in accordance with its "no price increase" statement, will not be raising the scheme consideration.

8.	Has ASE Inc. received any requests from ASE Test shareholders to raise the scheme consideration?

•
ASE Inc. is aware of investor inquiries regarding the terms of the scheme, including the scheme consideration.  ASE Inc. is issuing the “no price increase” statement to make clear that it has no intention to, and will not, raise the scheme consideration.  ASE Inc. believes that the scheme consideration represents an attractive and fair price and, in accordance with its "no price increase" statement, will not be raising the scheme consideration.

9.	What if there is a competing offer with a higher scheme consideration than that offered by ASE Inc.?

•
ASE Inc. is prohibited from raising the scheme consideration in response to a competing offer or otherwise after the issuance of the "no price increase" statement. Under the Singapore Code on Take-overs and Mergers, because ASE Inc. has not specifically reserved, in its "no price increase" statement, the right to amend the scheme consideration in the event of a competing offer being made, ASE Inc. is prohibited from amending the terms of the scheme

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(including the scheme consideration) in any way after the date of the "no price increase" statement.

10.	Will ASE Inc. consider selling its stake in ASE Test in the event of a competing offer?

•	ASE Inc. has no intention of selling its stake in ASE Test in the event of a competing offer.

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